Minutes of the Special Meeting of the Shareholders of The Vantagepoint Funds

Core Bond Index Fund
500 Stock Index Fund
Broad Market Index Fund
Mid/Small Company Index Fund
Overseas Equity Index Fund

December 19, 2001

Washington, DC

I. Call To Order
A  Special  Meeting  of the  Shareholders  of The  Vantagepoint
Fund's Core Bond Index Fund; 500 Stock Index Fund; Broad Market Index Fund; Mid/Small Company Index Fund; and Overseas Equity Index Fund (the "VP Index Funds") was held on December 19, 2001, at 9:00 a.m., at 777 North Capitol Street, NE, Washington, DC. Present at the meeting was Paul Gallagher, Secretary to the VP Index Funds and Inspector of Elections.

II. Report of Inspector of Elections
Mr. Gallagher noted for the record that a majority of the outstanding shares of each of the VP Index Funds, as of the record date, was represented by proxy at the meeting. He also noted that each of the proposals set forth in the proxy statement dated October 25, 2001, had been approved by Shareholders as detailed in the Report of Inspector of Elections (which is attached to these minutes and made part of the permanent record).

III. Adjournment
There being no further business to come before the meeting, the meeting was adjourned at approximately 9:05 a.m.






Paul F. Gallagher
Secretary & Inspector of Elections